Exhibit 99.1

Corporate Contact:
Margarita Veniou
Chief Corporate Development & Governance Officer
Telephone: +30-210-9485-360
Email: mveniou@oceanpal.com
Website: www.oceanpal.com
Twitter: @OceanPal_Inc
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

OCEANPAL INC. ANNOUNCES DATE FOR ITS
2023 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, March 28, 2023 – OceanPal Inc. (NASDAQ: OP) (the “Company”), a global shipping company specializing in the ownership of vessels, will hold its annual meeting of shareholders (the “Annual Meeting”) at 8:00 a.m. Eastern Standard Time on May 3, 2023. The Annual Meeting will be held in a virtual format. All shareholders of record as of March 21, 2023, who wish to attend may do so by following the instructions included in the Notice of Annual Meeting of Shareholders and accompanying proxy statement which is available on the SEC website at https://www.sec.gov/edgar/browse/?CIK=1869467&owner=exclude or by referring to the Company’s website at www.oceanpal.com.

About the Company

OceanPal Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels currently transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes and it is expected that the Company’s vessels will be primarily employed on short term time and voyage charters following the completion of their current employments.